SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June
2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b)
under the Securities Exchange Act of 1934

Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

EXHIBIT INDEX
Exhibit Number	Exhibit Description
99.1	Interim Report 2002